Exhibit E

October 31, 2025

KNOT Offshore Partners LP

2 Queens Cross

Aberdeen

AB15 4YB, United Kingdom

Attention: Board of Directors of KNOT Offshore Partners LP

Re:	Proposed acquisition of all outstanding publicly held Common Units of KNOT Offshore Partners LP

Gentlemen:

On behalf of Knutsen NYK Offshore Tankers AS (“KNOT”), I am pleased to submit to you this non-binding proposal (this “Proposal”) regarding a possible transaction pursuant to which KNOT would acquire all of the outstanding common units (“Common Units”) representing limited partner interests of KNOT Offshore Partners LP (“KNOP”) not already beneficially owned by KNOT (the “Transaction”), subject to the negotiation of satisfactory definitive agreements and the other matters described below.

In connection with the Transaction, each Common Unit will receive $10 per Common Unit in cash (the “Consideration”) at the closing of the Transaction.

KNOT and certain of its affiliates currently own a) approximately 9.75 million Common Units, representing approximately 28.6% of the total outstanding Common Units and b) 100% of the outstanding Class B units (“Class B Units”), representing limited partner interests of KNOP, and c) 208,333 Series A Preferred Units of KNOP. In addition, KNOT owns all of the general partner interests in KNOP through its wholly-owned subsidiary KNOT Offshore Partners GP LLC, the general partner of KNOP.

1.	Proposal.

The proposed consideration of $10 per Common Unit represents:

•	a 12% premium to the closing price of the Common Units on October 30, 2025; and
•	a 12%, 16% and 23% premium to the volume-weighted average price of the Common Units over the last 30, 60 and 90 days through October 30, 2025, respectively

2.	Structure.

The Transaction would be structured as a merger between KNOP and a subsidiary of KNOT, with KNOP surviving the merger as a wholly owned subsidiary of KNOT.

3.	Key Assumptions.

The principal terms set forth above are based on the following key assumptions:

(a)	KNOT and KNOP would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	KNOT intends to arrange for fully committed financing at the time of signing the Definitive Agreement with no financing contingency.

(c)	The Transaction would be subject to customary closing conditions.

(d)	Prior to signing of the Definitive Agreement, the Transaction would be approved by (1) the Board of Directors of KNOP (the “KNOP Board”) and the Conflicts Committee of the KNOP Board (the “Conflicts Committee”) and (2) the Board of Directors of KNOT (the “KNOT Board”).

(e)	The closing of the Transaction would be subject to approval by holders of at least a majority of the Outstanding Common Units, Class B Units and Preferred Units (on an “as if” converted basis), voting together as a single class.

4.	Process

We anticipate that the KNOP Board will delegate to the Conflicts Committee the authority to evaluate and respond to the Proposal.

We also anticipate that the Conflicts Committee will engage independent legal and financial advisors selected by the Conflicts Committee to advise it in connection with its evaluation of this Proposal. We would welcome the opportunity to present this Proposal in more detail to the Conflicts Committee and its advisors as soon as possible.

In connection with the foregoing, we want to advise you that we are interested solely in acquiring Common Units of KNOP and are not interested in selling any of our equity interests in KNOP or pursuing other strategic alternatives involving KNOP.

5.	Advisors.

We have engaged DNB Carnegie as our financial advisor and Baker Botts LLP as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Transaction as promptly as practicable.

6.	Internal Approvals.

The delivery of this Proposal to KNOP has been approved by the KNOT Board. Notwithstanding this approval, the entry into the Definitive Agreement is conditioned upon the negotiation thereof and the approval of the same by the KNOT Board.

7.	Disclosures.

KNOT intends to file an amendment to our Schedule 13D with the Securities and Exchange Commission in connection with this Proposal, as required under applicable securities laws and regulations. However, we expect that our discussions with respect to the Transaction will proceed in a confidential manner, unless otherwise required by applicable laws or regulations, until we have executed the Definitive Agreement or terminated our discussions regarding the Transaction.

8.	Legal Effect.

This Proposal is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of KNOT or any of its affiliates. A binding obligation of KNOT (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by KNOT and KNOP of a Definitive Agreement. KNOT reserves its right to withdraw this Proposal at any time, for any reason, at its sole discretion.

KNOT is well positioned to negotiate and complete the Transaction in an expeditious manner. If this Proposal is acceptable to the KNOP Board and the Conflicts Committee, KNOT is prepared to begin negotiating the Definitive Agreement and any related agreements with KNOP in respect of the Transaction as soon as possible.

We look forward to receiving your response to this Proposal and to discussing our analysis of the potential Transaction at KNOP’s convenience.

Sincerely,

Knutsen NYK Offshore Tankers AS

By:	/s/ Trygve Seglem
	Name:	Trygve Seglem
	Title:	Chief Executive Officer